UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: September 30, 2014

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

American Lorain Corporation
Full Name of Registrant

N/A
Former Name if Applicable

Beihuan Zhong Road
Address of Principal Executive Office (Street and Number)

Junan County, Shandong, People's Republic of China 276600
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 28, 2014, American Lorain Corporation (the "Company") received the resignation of Dick Wang, the former Chief Financial Officer of the Company "CFO"), effective immediately. Also on October 28, 2014, the Board of Directors approved the appointment of Xiang (Johnny) Zhou as interim CFO, effective October28, 2014. Mr. Zhou is new to the role of CFO for the Company, and therefore, will require additional time to prepare and review the Company's financial information contained in the Form 10Q filing. Due to the resignation of Mr. Wang and the appointment of Mr. Zhou shortly before the Form 10Q was to be filed, the Company is unable to timely file the Form 10Q without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey Li, McKenna Long & Aldridge LLP	202	496-7443
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 7, 2014, American Lorain Corporation (the "Company"), through its indirect wholly owned subsidiary, Junan Hongrun Foodstuff Co., Ltd. (“Junan Hongrun”) entered into a Share Purchase Agreement with Intiraimi, a limited liability company organized under the laws of France (the "Intiraimi Purchase Agreement"). Pursuant to the terms of the Intiraimi Purchase Agreement, Junan Hongrun agreed to acquire from Intiraimi 10,000 shares of Athena, a limited liability company organized under the laws of France (“Athena”), or 40% of the share capital of Athena, for an aggregate purchase price of 1,500,000 (or approximately US$2,032,050) of which (i) 1,000,000 (or approximately US$1,354,700) will be payable within 20 days of the execution of the Intiraimi Purchase Agreement, and (ii) the remaining 500,000 (or approximately US$677,350) (“Deferred Payment”) will be payable on February 7, 2015 if certain conditions are met.

On February 7, 2014, Junan Hongrun also entered into a Reiterative Share Purchase Agreement with Biobranco II, a company organized under Portuguese law (the " Biobranco Purchase Agreement"). Pursuant to the terms of the Biobranco Purchase Agreement, Junan Hongrun will acquire from Biobranco 2,750 shares of Athena, or 11% of the share capital of Athena, for an aggregate purchase price of 495,000 (or approximately US$670,600), payable within 20 days of the execution of the Biobranco Purchase Agreement.

Upon closing of the two transactions, the Company, through Junan Hongrun, will own 51% of the share capital of Athena. Junan Hongrun agreed to pledge 12,750 shares, or 51% share capital, of Athena acquired in the above transactions to Intiraimi to guarantee the Deferred Payment. The Company intends to proceed with the acquisition and fulfill the Deferred Payment in good faith should the conditions set forth in the Intiraimi Purchase Agreement are met.

The transaction of acquisition to Athena group has been approved by Department of Commerce of Shandong Province, PRC on June 30, 2014, which represents that Junan Hongrun has officially completed and controlled total 51% shares of Athena Group.

In connection with the acquisition of a 51% controlling interest in Athena, on February 7, 2014, Junan Hongrun entered into a Shareholders’ Agreement (the “Shareholder Agreement”) with Athena and each of the other shareholders of Athena (“Current Shareholders”), which defines the rights of the Junan Hongrun and the Current Shareholders, and their respective undertaking as it relates to Athena. The Shareholder Agreement provides, among other things, that American Lorain will finance Cacovin, a company based in Portugal and a wholly owned subsidiary of Athena, up to three million Euros. Please refer the form 8-K the Company filed with Securities and Exchange Commission on February 13 for details.

The net income of the Company, without including Athena, and its direct and indirect subsidiaries, would have been $5,097,992, of which $4,761,825 is attributable to the Company. The consolidated net income of the Company including Athena, and its direct and indirect subsidiaries, is $4,712,507, with $4,909,926 attributable to the Company and a loss of ($197,419) attributable to non-controlling interest in Athena, and its direct and indirect subsidiaries

American Lorain Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 11/14/2014	By:	/s/ Xiang Zhou
Xiang Zhou
	Title:	Chief Financial Officer